Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

On April 23, 2007, the Chicago Board Options Exchange, Incorporated posted the following information circular on its website.

IC07-52

April 23, 2007

To:          CBOE Members

From:                  Bradley R. Griffith

Chairman, Financial Planning Committee

Alan J. Dean

Chief Financial Officer

Re:          Unaudited First Quarter 2007 Financial Statements

Summary

Attached are CBOE’s unaudited financial statements as of March 31, 2007.  During the first quarter of 2007 CBOE recorded a pre-tax profit of $30.3 million on average volume of 3,363,000 options contracts per day.  During the same quarter last year CBOE recorded a pre-tax profit of $8.3 million on average volume of 2,486,000 options contracts per day.

Revenue

Gross revenue totaled $77.8 million for the first quarter of 2007 compared to $59.2 million for the same period in 2006.  The $18.6 million increase (31% over 2006) resulted from higher trading volumes that increased transaction fees by $17.5 million.  Investment income increased by $0.8 million during the 1st quarter of 2007, reflecting higher levels of excess working capital compared to the prior year.  Other revenue increased by $0.6 million compared to the same period last year, which reflects the increased level of license fees recovered related to our monthly firm fee cap.

Expenses

Expenses totaled $47.6 million for the first quarter of 2007 compared to $50.8 million for the same period in 2006.  Employee costs decreased $0.9 million as a result of decreased staffing levels for the three months ended March 31, 2007 as compared to same period in 2006.  Severance expenses decreased for the three months ended March 31, 2007 as CBOE enacted a restructuring in 2006 at a cost of $3.6 million while no such action has occurred in the same period in 2007.  Depreciation and amortization decreased by $0.7 million in the 1st quarter 2007 due to capital expenditures in 2004 and 2005 being slightly lower than historical averages.  Travel and promotional expenses increased by $0.5 million attributable to our corporate branding program in the 1st quarter 2007.  Other expense increased by $1.0 million mainly due to increased market linkage expense.  This program that reimburses DPM’s for the cost of linking customer orders to markets at other exchanges was initiated subsequent to March 31, 2006.

Consolidated Balance Sheets

Working capital (current assets minus current liabilities) increased by $15.2 million to $109.3 million while cash and investments increased by $26.4 million to $128.5 million at March 31, 2007.  These increases are attributable to revenue exceeding cash expenses less capital expenditures resulting from high trading volume during the quarter as well as the prepayment of transaction fees for 2007 by some of our members.  CBOE also spent $8.7 million for capital expenditures mostly for systems hardware and capitalized software.

Questions may be directed to Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 and MARCH 31, 2006

	Unaudited	Unaudited
	Three month period	Three month period
(in thousands)	Ended March 31, 2007	Ended March 31, 2006
REVENUES:
Transaction fees	$58,816	$41,302
Other member fees	5,971	5,774
Options Price Reporting Authority (OPRA) income	5,000	5,040
Regulatory fees	3,356	3,791
Investments income	1,736	874
Other	2,965	2,380
Total Revenues	77,844	59,161

EXPENSES:
Employee costs	18,817	19,683
Severance costs	0	3,616
Depreciation and amortization	6,325	7,020
Data processing	4,661	4,678
Outside services	5,047	5,037
Royalty fees	6,034	5,740
Travel and promotional expenses	2,306	1,788
Net loss from investment in affiliates	228	369
Facilities costs	1,297	1,112
Other	2,842	1,776
Total Expenses	47,557	50,819

INCOME BEFORE TAXES	30,287	8,342

PROVISION FOR INCOME TAXES	12,722	3,335

NET INCOME	$17,565	$5,007

RETAINED EARNINGS AT BEGINNING OF YEAR	161,989	119,974
CBOT Exercise Rights Purchased	(127)	0
RETAINED EARNINGS AT END OF MARCH	$179,427	$124,981

Other Statistics — unaudited
Trading Days	61	62
Contracts Traded	205,161,300	154,139,520
Contracts Per Day	3,363,000	2,486,000
Transaction Fees Per Contract	$0.287	$0.268

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

MARCH 31, 2007 and DECEMBER 31, 2006

	Unaudited
(in thousands)	March 31, 2007	December 31, 2006
ASSETS

Cash and investments	$128,542	$102,099
Other current assets — net	53,716	42,851
Total Current Assets	182,258	144,950

Investments in affiliates/subsidiary	12,612	12,830
Land	4,914	4,914
Property and equipment: - net	61,406	59,971
Other assets - net	34,134	33,161

Total Assets	$295,324	$255,826

LIABILITIES & MEMBERS’ EQUITY
Total current liabilities	$72,928	$50,868
Total long-term liabilities	21,568	21,568
Total members’ equity	200,828	183,390

Total Liabilities and Members’ Equity	$295,324	$255,826

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 and MARCH 31, 2006

	Unaudited	Unaudited
	Three month period	Three month period
(in thousands)	Ended March 31, 2007	Ended March 31, 2006
Cash Flows from Operating Activities:
Net Income	$17,565	$5,007

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,325	7,020
Amortization of discount on investments available for sale	(242)	0
Equity in loss of OneChicago, LLC	153	369
Equity in loss of CBSX	75	0
Deferred income taxes	0	(596)

Change in assets and liabilities:	11,194	10,802

Net Cash Flows from Operating Activities	35,070	22,602

Cash Flows from Investing Activities:
Capital and other assets expenditures	(8,732)	(3,970)
Sale of NSX certificates of proprietary membership	0	1,500
HedgeStreet, Inc. investment	0	(2,000)
CBOE Stock Exchange investment	(10)	0
OneChicago, LLC investment	0	(1,144)
Net Cash Flows from Investing Activities	(8,742)	(5,614)

Cash Flows from Financing Activities:
CBOT exercise right purchase	(127)	0
Net Cash Flows from Financing Activities	(127)	0

Net Increase in Cash and Cash Equivalents	26,201	16,988

Cash and Cash Equivalents at Beginning of Year	82,521	65,080
Cash and Cash Equivalents at End of March	$108,722	$82,068

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$181	$1,100
Non-cash activities:
Sale of membership shares by OneChicago, LLC		4,320